

Mail Stop 3561

April 24, 2017

Timothy E. Mullany
Chief Financial Officer
Rave Restaurant Group, Inc.
3551 Plano Parkway
The Colony, Texas 75056

> **Re: Rave Restaurant Group, Inc.**
> **Form 10-K for the Fiscal Year Ended June 26, 2016**
> **Filed September 23, 2016**
> **File No. 0-12919**

Dear Mr. Mullany:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products